Shoe Pavilion, Inc. Reports Third Quarter 2007 Financial Results

Company Expanding Business Strategy to Add Branded Consignment
Denim, Sportswear, Accessories and Fragrance

Sherman Oaks, Calif. – November 26, 2007 – Shoe Pavilion, Inc. (Nasdaq: SHOE) today
reported financial results for its third quarter ended September 29, 2007.

Third Quarter Results

Net sales for the third quarter of fiscal year 2007 increased 18.2%, or $5.7 million, to $37.3
million from $31.6 million in the same period of fiscal year 2006. Comparable store net sales for
the third quarter increased 2.3% from the same period last year. The Company reported a net loss
of $10.2 million, or $1.07 per diluted share, as discussed below.

Gross margin as a percent of sales was 12.8% in the third quarter compared to 31.6% in the same
period last year. The decrease is primarily due to an inventory lower of cost or market adjustment
of $2.3 million related to the Company's plan to clear floor space for the introduction of
consignment merchandise assortment, discussed below, as well as a non-cash impairment
expense of $1.7 million related to seven underperforming stores. Gross margin was also
impacted by higher occupancy expenses and a reduction in selling margin due to increased
markdown activity. Excluding the inventory lower of cost or market reserve and asset
impairment charge, gross margin for the third quarter of 2007 was 23.6%.

Selling, general and administrative expenses as a percent of sales increased to 34.0% compared to
32.7% in the same period of the prior year primarily reflecting higher store costs and Sarbanes-
Oxley compliance expenses.

The net loss of $10.2 million, or $1.07 per diluted share, was incurred in the third quarter,
compared to a net loss of $0.32 million, or $0.03 per diluted share, for the third quarter of 2006.
The net loss was impacted by the aforementioned $2.3 million inventory lower of cost or market
adjustment and $1.7 million asset impairment charge as well as a $4.8 million charge to income
tax expense related to establishing a partial valuation allowance against its deferred tax assets.

During the quarter, Shoe Pavilion opened seven new stores and closed two stores for which the
leases had expired, bringing the total number of stores that it operated as of September 29, 2007
to 113 stores.

Dmitry Beinus, President and Chief Executive Officer stated, "While we were pleased that our
sales and comparable store sales increased in the third quarter compared to the prior-year period,
we are continuously reviewing opportunities to optimize our performance and improve store
productivity while bringing new product offerings to our customers. To that end, we are excited
that we successfully tested a new initiative to bring branded consignment denim, sportswear,
accessories and fragrance merchandise into our stores. We signed consignment merchandise
agreements for denim and fragrances in September and October of 2007, respectively. We will
be rolling out this initiative into all of our stores through the next fiscal year. In addition to this
new initiative, we will continue to focus on improving our store base, leveraging our operating
model and enhancing our footwear merchandise."

Expanding Business Strategy

Shoe Pavilion also announced today that the Company is expanding its business model by adding consignment merchandise to its product offerings in order to improve store productivity. The new business model will broaden the Company's product offerings to include branded denim, sportswear, accessories and fragrances. A pilot program for the new initiative began in September 2007, and has been well received by customers.

The Company currently intends to place consignment merchandise into all of its stores within the next fiscal year. Approximately 14 new Shoe Pavilion stores are expected to be opened in fiscal year 2008 and new consignment products will also be offered in these stores. The Company presently anticipates that the branded consignment merchandise will grow to represent between 10% to 20% of net sales on an annual basis.

In order to dedicate floor space to this new initiative, the Company has commenced a markdown program to reduce certain inventory in the stores. As a result of the roll out of this new initiative and the associated markdown program, the Company anticipates that it may record additional inventory lower of cost or market adjustment in the fourth quarter of this year and the first quarter of fiscal year 2008 similar to the inventory lower of cost or market adjustment taken in the third quarter of 2007.

Mr. Beinus concluded, "In our continuous effort to improve our operations, we conducted a full review of the merchandise carried in our stores and evaluated alternative uses for floor space which contained product that was not consistent with our sell through objectives. During this process, we also determined that there was significant interest from wholesale companies searching for new avenues of retail distribution for consignment products. Our new branded consignment merchandise initiative will enable us to provide a wider array of appealing products in our stores. Importantly, we anticipate the expansion of our business model will generate improvement in both our top and bottom lines over time. Additionally, as a result of this initiative, we expect to reduce our working capital needs as less of our inventory will be owned."

On November 15, 2007, the Company appointed Michael P. McHugh as its Executive Vice President and Chief Financial Officer. Mr. McHugh has over 35 years financial and accounting experience, including 12 years (1986-1998) as the Senior Vice President and Chief Financial Officer of J. Crew Group, Inc., then a privately owned $875 million specialty store retailer and five years (1998-2002) as the Senior Vice President and CFO of Authentic Fitness Inc., a $350 million publicly traded swimwear manufacturer and retailer.

About Shoe Pavilion

Shoe Pavilion is an independent off-price footwear retailer. We offer a broad selection of women's, men's and children's designer label and name brand footwear, typically at 20% to 60% below department store regular prices for the same shoes. We currently operate 116 stores in California, Washington, Oregon, Arizona, Nevada, Texas and New Mexico. More information on Shoe Pavilion can be found by visiting the Company's web site at www.shoepavilion.com.

Business Risks and Forward Looking Statements

This press release contains forward-looking statements relating to, among other things, results deemed to be achievable by management in 2007 and store opening plans. Sales and earnings trends are also affected by many other factors including, among others, the performance of existing and newly-opened stores, world and national political events, including general economic conditions, the effectiveness of our promotions and merchandising strategies, continued access to capital through cash flows from operations or borrowings under its revolving credit facility, the efficient operation of our supply chain, including the support of our key vendors, our effective management of business risks, including litigation, and competitive factors applicable to our retail markets.

In light of these risks, the forward-looking statements contained in this press release are not guarantees of future performance and in fact may not be realized. Our actual results could differ materially and adversely from those expressed in this press release. Further, the statements made by us above represent our views only as of the date of this press release, and it should not be assumed that the statements made herein remain accurate as of any future date. We do not presently intend to update these statements prior to our next quarterly earnings release and undertake no duty to any person to effect any such update under any circumstances.

Investors are also urged to review carefully the discussion under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 30, 2006, which has been filed with the Securities and Exchange Commission and may be accessed through the EDGAR database maintained by the SEC at www.sec.gov.

CONTACT: Shoe Pavilion, Inc.
               Dmitry Beinus, Chief Executive Officer, 818-907-9975

SOURCE: Shoe Pavilion, Inc.

Shoe Pavilion, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
(In thousands, except share data)

	September 29, 2007	December 30, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 467	$ 680
Accounts receivable, net	2,125	2,430
Income tax receivable	403	-
Inventories	64,856	62,636
Deferred income taxes	3,018	1,034
Prepaid expenses and other current assets	3,436	3,138
Total current assets	74,305	69,918
Property and equipment, net	16,700	14,413
Deferred income taxes	-	2,353
Other assets	281	232
TOTAL	$ 91,286	$ 86,916
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 13,923	$ 9,753
Accrued expenses	5,607	4,678
Borrowings under credit agreement	29,538	21,223
Current portion of capitalized lease obligations	498	156
Total current liabilities	49,566	35,810
Deferred rent and other long-term liabilities	11,720	9,580
Long-term portion of capitalized lease obligations	1,255	368
Total liabilities	62,541	45,758
Commitments and contingencies		
STOCKHOLDERS' EQUITY:		
Preferred stock- $.001 par value; 1,000,000 shares authorized;		
no shares issued and outstanding at September 29, 2007 and December 30, 2006	-	-
Common stock- $.001 par value; 15,000,000 shares authorized;		
9,542,331 (2007) and 9,538,552 (2006) shares issued and outstanding	10	10
Additional paid-in capital	30,378	30,069
Accumulated (deficit) earnings	(1,643)	11,079
Total stockholders' equity	28,745	41,158
TOTAL	$ 91,286	$ 86,916

Shoe Pavilion, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(In thousands, except per share data)

	Thirteen weeks ended	
	September 29, 2007	September 30, 2006
Net sales	$ 37,313	$ 31,577
Cost of sales and related occupancy expenses	30,819	21,589
Asset impairment	1,708	-
Gross profit	4,786	9,988
Selling, general and administrative expenses	12,680	10,312
Operating (loss) income	(7,894)	(324)
Interest expense, net	(501)	(188)
Other (expense) income	(7)	1
(Loss) income from continuing operations before income taxes	(8,402)	(511)
Income tax (expense) benefit	(1,699)	207
(Loss) income from continuing operations	(10,101)	(304)
Discontinued operations, net of taxes	(102)	(14)
Net (loss) income	$ (10,203)	$ (318)
(Loss) earnings per share:		
Basic:		
(Loss) earnings from continuing operations	(1.06)	(0.03)
Loss from discontinued operations	(0.01)	(0.00)
(Loss) earnings per share	(1.07)	(0.03)
Diluted:		
(Loss) earnings from continuing operations	(1.06)	(0.03)
Loss from discontinued operations	(0.01)	(0.00)
(Loss) earnings per share	(1.07)	(0.03)
Weighted average shares outstanding:		
Basic	9,542	9,512
Diluted	9,542	9,512